Item 77(c)

At a special meeting of shareholders of Virtus Growth & Income
Fund (the "Fund"), a series of Virtus Equity Trust, held on
January 12, 2018, shareholders voted on the following proposal:

Proposal 1.


To approve an Agreement and Plan of Reorganization that provides for the reorganization of Contrarian Value Fund, a series of Virtus Equity Trust into Virtus Ceredex

Mid-Cap Value Equity Fund, a series of Virtus Asset Trust.


Number of Eligible Shares Voted:

FOR
2,262,241.037

AGAINST
375,571.060

ABSTAIN
164,050.619


Shareholders of the Fund voted to approve the above proposal.